UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
___________________

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______to_______
Commission file number 1-08207

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Home Depot FutureBuilder for Puerto Rico
___________________

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, Georgia 30339

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Administrative Committee
The Home Depot FutureBuilder for Puerto Rico:

Opinion on the Financial Statements
We have audited the accompanying Statements of Net Assets Available for Benefits of The Home Depot FutureBuilder for Puerto Rico (the "Plan") as of December 31, 2018 and 2017, the related Statements of Changes in Net assets Available for Benefits for the years then ended, and the related notes (collectively, the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These Financial Statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these Financial Statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying schedules, Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2018 and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s Financial Statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.
/s/ KPMG LLP
We have served as the Plan’s auditor since 2001.
Atlanta, Georgia
July 1, 2019

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Statements of Net Assets Available for Benefits

	December 31,
in thousands	2018	2017
Plan's interest in Master Trust at fair value	$13,986	$13,877
Plan's interest in Master Trust at contract value	2,935	2,848
Plan's interest in Master Trust	16,921	16,725

Notes receivable from participants	1,859	2,060
Total receivables	1,859	2,060

Net assets available for benefits	$18,780	$18,785

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
in thousands	2018	2017
Investment income:
Plan's interest in Master Trust (loss) income	$(1,043)	$2,781
Interest on notes receivable from participants	21	84
Total investment (loss) income	(1,022)	2,865
Contributions:
Participant	2,015	1,674
Employer	1,028	897
Total contributions	3,043	2,571
Total investment income and contributions	2,021	5,436
Benefits paid to participants	(1,944)	(5,086)
Administrative expenses	(82)	(83)
Net (decrease) increase	(5)	267
Net assets available for benefits:
Beginning of year	18,785	18,518
End of year	$18,780	$18,785

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN
The following is a brief description of The Home Depot FutureBuilder for Puerto Rico (the "Plan"). Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution retirement plan covering substantially all associates of Home Depot Puerto Rico, Inc., the Plan sponsor (the "Company"), working and residing in Puerto Rico. The Company is a wholly-owned subsidiary of Home Depot Latin America Holdings, Inc., which is owned by Home Depot International, Inc. ("HDI"). HDI is, in turn, a wholly-owned subsidiary of The Home Depot, Inc. (the "Parent Company").The Plan also covered, through February 3, 2019, the eligible Puerto Rico employees of Barnett of the Caribbean, Inc., an indirect wholly-owned subsidiary of the Parent Company. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, excluding provisions of ERISA applicable only to plans qualified under Section 401(a) of the U.S. Internal Revenue Code. It is also intended to qualify under Section 1081.01(a) of the Puerto Rico Internal Revenue Code of 2011, as amended ("PRIRC of 2011"). The Plan is administered by the Administrative Committee, the members of which are officers of Home Depot U.S.A., Inc., a wholly-owned subsidiary of the Parent Company. Banco Popular de Puerto Rico is the Trustee of the Plan.
Prior to June 1, 2018, associates were eligible to participate in the Plan for purposes of making before-tax contributions after completing 90 days of service. As of June 1, 2018, associates are eligible to participate in the Plan as soon as administratively practicable following date of hire. Temporary associates are eligible to participate in the Plan for purposes of making before-tax contributions on the first day of the calendar quarter beginning on or following the completion of one year of service and 1,000 hours. Participants are eligible for the Company's matching contributions on the first day of the calendar quarter (January 1, April 1, July 1, and October 1) beginning on or after the earlier of (i) the date the associate completes one year of service and 1,000 hours; or (ii) the date the associate completes two years of service, regardless of hours worked. The Plan excludes leased associates, associates who are not bona fide residents of Puerto Rico, independent contractors, and associates covered by a collective bargaining agreement, unless the terms of the collective bargaining agreement require that the associate be eligible to participate in the Plan.
Participant Accounts
The Plan maintains a separate account for each participant, to which contributions and investment performance are allocated.
Contributions
Under the Plan, participants may contribute up to 50% of annual compensation, as defined in the Plan, on a before-tax basis subject to regulatory limitations. Participants age 50 or older can make catch-up contributions to the Plan. Participants may also contribute amounts representing eligible rollover distributions from other retirement plans qualified under Section 1081.01(a) of the PRIRC of 2011.
The Company provides matching contributions of 150% of the first 1% of eligible compensation contributed by a participant and 50% of the next 2% to 5% of eligible compensation contributed by a participant beginning on the first day of the calendar quarter following the completion of the earlier of (i) the date the associate completes one year of service and 1,000 hours; or (ii) the date the associate completes two years of service, regardless of hours worked. Before-tax contributions are eligible for matching contributions. Catch-up contributions are not eligible for matching contributions. Additional amounts may be contributed at the option of the Administrative Committee.
The default for investment of the Company's matching contribution if no direction is given by the participant is the participant's current investment election with respect to before-tax contributions. If the participant has made no affirmative investment election with respect to before-tax contributions, the default is the appropriate LifePath Fund based on the participant's age.
Vesting
Participants are immediately vested in their contributions and net value changes thereon. Vesting in the Company's matching and discretionary contributions and net value changes thereon is generally based on years of vesting service. For vesting purposes, a year of service is any calendar year in which a participant completes at least 1,000 hours of service. A participant is cliff vested 100% in the Company's matching contributions after three years of vesting service.
In addition, each participant who completes an hour of service becomes 100% vested in the Company's matching contributions upon completing five years of employment if such event precedes the vesting dates above.
A participant becomes 100% vested in the Company's matching and any discretionary contributions and net value changes thereon upon death, attaining age 65 while still employed, total or permanent disability, or if the Plan is terminated.
Payment of Benefits
Upon death, disability, termination of service for any other reason, hardship, or attaining age 59½, participants or beneficiaries may elect to receive a lump-sum payment of their vested account balance at fair value on the date of distribution in the form of cash or Parent Company stock in accordance with the terms of the Plan.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 and up to a maximum amount equal to the lesser of: (i) $50,000 less the highest outstanding loan balance in the preceding 12 months less a $50 fee or (ii) 50% of their total vested account balance of before-tax contributions, vested Company match, and rollover contributions less a $50 fee. Note terms generally range from one to four years. The notes bear interest at a rate equal to the prime rate as of the last day of the prior quarter plus 1%. Certain notes with terms greater than four years remain outstanding. Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. For participant loans that become delinquent, are not cured and result in default, the amount of the unpaid loan principle and interest due to the Plan will be treated as a deemed distribution. Deemed distributions are reported as a taxable distribution and remain part of the participant’s account balance until a distributable event occurs (i.e. as termination of employment).
Forfeited Accounts
Forfeited nonvested account balances may be used to reduce future employer contributions and/or Plan expenses. At December 31, 2018 and 2017, unallocated forfeitures totaled $8,086 and $12,947, respectively. In 2018 and 2017, forfeitures in the amount of $12,947 and $10,562, respectively, were used to reduce employer contributions.
Administrative Expenses
Certain administrative expenses of the Plan may be paid by the Company. These costs include certain legal, accounting and administrative fees. Expenses paid by the Plan include investment management fees and other costs not paid by the Company.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting. The Plan evaluated subsequent events and transactions for potential recognition in the financial statements through the date the financial statements were issued.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires the Administrative Committee of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan's assets are held in a Puerto Rico trust which is invested in a Master Trust more fully described in Note 6. The Plan invests only in the Master Trust. Investments within the Master Trust are valued as follows:

Shares of registered investment companies, separate account investments in common and preferred stock, commingled funds, and the Schwab Personal Choice Retirement Account ("PCRA") are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year-end.
Investments in synthetic investment contracts issued by insurance companies and banks that are fully benefit-responsive are presented at the contract value, which is equal to the principal balance plus accrued interest, of units held by the Master Trust. Additional information is discussed in Note 3.
Investments in units of collective trusts are valued at the respective net asset values as reported by such trusts. Net asset value is a readily determinable fair value of the underlying assets and is the basis for current transactions.
The Parent Company's common stock is valued at its quoted market price as obtained from the New York Stock Exchange.
Securities transactions are accounted for on a trade date basis. Any portion of the Plan's investments, pending investment, transfer, or distribution, may be held on a short-term basis as cash or cash equivalents. Cash equivalents are comprised of short-term money market instruments and are valued at cost plus accrued interest, which approximates fair value.
Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan's investments include funds that invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market, credit, and individual country and currency risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan's financial statements and supplemental schedules.
Payment of Benefits
Benefits are recorded when paid.
Fair Value of Financial Instruments
The Plan's investments are stated at fair value, with the exception of the Plan's investment in the fully benefit-responsive investment contracts held by the Master Trust, which are stated at contract value, within the Statements of Net Assets Available for Benefits. In addition, the carrying amount of notes receivable from participants is a reasonable approximation of the fair value due to the short-term nature of these instruments.
Reclassifications
Certain prior period amounts have been reclassified to conform to the current period's financial statement presentation.
Recently Issued Accounting Pronouncements Not Yet Adopted
In February 2017, the Financial Accounting Standards Board issued accounting standards update ("ASU") No. 2017-06, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (a consensus of the Emerging Issues Task Force)," which will require reporting of the Plan's interest in the Master Trust and the change in the fair value of that interest as separate line items on the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. The Plan will also have to disclose the Master Trust's investments measured at fair value by general type of investment. ASU No. 2017-06 is effective for fiscal years beginning after December 15, 2018; retrospective application is required and early adoption is permitted. The Company evaluated the effect that ASU No. 2017-06 will have on the Plan's financial statements and related disclosures and noted no material impact.
3. JP MORGAN STABLE VALUE FUND
Through the Master Trust, the Plan invests in the JP Morgan Stable Value Fund (the “Fund”), through which the Plan owns fully benefit-responsive synthetic guaranteed investment contracts. The Plan's investment is presented at contract value, rather than fair value, in the Statements of Net Assets Available for Benefits.

A synthetic guaranteed investment contract, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, designed to provide a contract value "wrapper" around an underlying portfolio of bonds or other fixed income securities. The wrap contracts are issued by credit worthy financial institutions, and there were no reserves against the carrying values due to credit risk of the issuers. These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Plan, but rather are amortized, over the duration of the underlying assets, through adjustments to the future interest crediting rate. The interest crediting rate is determined quarterly and is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and the contract value of the covered investments over the duration of the covered investments at the time of computation. The wrap issuers guarantee that all qualified participant withdrawals will occur at contract value.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan document (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan's Administrative Committee does not believe that any events that would limit the Plan's ability to transact at contract value with the issuer are probable of occurring.
4. PUERTO RICO INCOME TAXES
The Puerto Rico Department of the Treasury has determined and informed the Company by letters dated (a) January 4, 1999 and April 13, 2005 that the Plan and Master Trust are designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code of 1994, as amended, and (b) April 11, 2014, March 3, 2016 and January 31, 2017 that the Plan and Master Trust are designed in accordance with applicable sections of the PRIRC of 2011. The Administrative Committee of the Plan believes the Plan and Master Trust continue to be designed and are currently being operated in material compliance with the applicable requirements of the PRIRC of 2011.
The preparation of financial statements in conformity with U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service ("IRS"). The Plan's Administrative Committee has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan's financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan's Administrative Committee believes it is no longer subject to income tax examinations for years prior to 2015.
5. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.
6. INVESTMENT IN MASTER TRUST
The assets of the Plan are held in a Puerto Rico trust which is invested in a Master Trust administered by The Northern Trust Company. At December 31, 2018 and 2017, the Plan's interest in the net assets of the Master Trust was less than 1%, with The Home Depot FutureBuilder, the defined contribution retirement plan covering substantially all U.S. associates of The Home Depot, Inc., holding the remaining interest. Net assets, investment income, and administrative expenses related to the Master Trust are allocated to the individual plans based upon actual activity for each of the plans.

The net assets of the Master Trust were as follows:

	December 31,
in thousands	2018	2017
Assets:
Investments at fair value:
Cash equivalents	$77,042	$64,940
Equities	1,873,589	2,148,809
Collective trust funds	3,829,113	3,668,181
Registered investment funds	749,227	1,146,906
Brokerage window	123,607	121,958
Total investments at fair value	6,652,578	7,150,794

Fully benefit-responsive investment at contract value	516,407	469,760

Receivables:
Due from broker	362	3,979
Other receivables	642	2,095
Total receivables	1,004	6,074
Total assets	7,169,989	7,626,628
Liabilities:
Accrued liabilities	1,955	1,249
Total liabilities	1,955	1,249

Net assets	$7,168,034	$7,625,379
Investment (loss) income for the Master Trust was as follows:

	Years Ended December 31,
in thousands	2018	2017
Investment Income:
Net (depreciation) appreciation in fair value of investments	$(556,652)	$1,238,182
Dividends and interest income	65,092	65,545
Total investment (loss) income	$(491,560)	$1,303,727
The Master Trust's investments that are measured at fair value on a recurring basis, and their level within the fair value hierarchy, are shown in the following tables. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Master Trust did not use Level 3 inputs to determine the fair value of investments measured at fair value on a recurring basis for the years ended December 31, 2018 and 2017.

	Investments at Fair Value as of December 31, 2018
in thousands	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Total
Cash equivalents	$77,042	$—	$77,042
Equities	1,873,589	—	1,873,589
Collective trust funds	—	3,829,113	3,829,113
Registered investment funds	749,227	—	749,227
Brokerage window	123,607	—	123,607
Total investments at fair value	$2,823,465	$3,829,113	$6,652,578

	Investments at Fair Value as of December 31, 2017
in thousands	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Total
Cash equivalents	$64,940	$—	$64,940
Equities	2,148,809	—	2,148,809
Collective trust funds	—	3,668,181	3,668,181
Registered investment funds	1,146,906	—	1,146,906
Brokerage window	121,958	—	121,958
Total investments at fair value	$3,482,613	$3,668,181	$7,150,794
7. RELATED-PARTY TRANSACTIONS
Certain Plan investments included in the Master Trust include shares of common stock issued by the Parent Company. At December 31, 2018 and 2017, the Plan held a combined total of 9,150 and 10,174 shares valued at approximately $171.82 and $189.53 per share, respectively. Additionally, dividends received through the Master Trust by the Plan include dividends paid by the Parent Company totaling $39,045 and $40,826 for the years ended December 31, 2018 and 2017, respectively. These transactions constitute party-in-interest transactions, since the Parent Company is a member of a controlled group that includes the Company, and the Company is the Plan sponsor.
Plan investments include units of short-term investment funds managed by The Northern Trust Company. The Northern Trust Company is the Trustee of the Master Trust, and therefore, these transactions constitute party-in-interest transactions. The Plan paid Master Trust fees to The Northern Trust Company of $1,875 and $1,108 for the years ended December 31, 2018 and 2017, respectively.
8. PLAN AMENDMENTS AND OTHER PLAN CHANGES
During 2018, the Plan was amended to (a) permit eligible employees to commence elective deferrals as soon as practicable following their date of hire; (b) facilitate distributions for active participants who are affected by natural disasters; and (c) allow hardship withdrawals without regard to whether participants have first obtained plan loans.
During 2017 certain investment options were removed and replaced with similar investment options. All balances or investment elections in these options were automatically transferred to the new corresponding investment option at the time of removal. Additionally, two new investment options were added during 2017.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits as presented in these financial statements to the balance presented in Form 5500 (as expected to be filed for 2018 and as filed for 2017):

	December 31,
in thousands	2018	2017
Net assets available for benefits	$18,780	$18,785
Deemed distributions	(167)	(27)
Participant withdrawals payable	—	(73)
Adjustment from contract value to fair value for Plan's interest in Master Trust for fully benefit-responsive investment contracts	(47)	(21)
Net assets - Schedule H, Part I, Line l of Form 5500	$18,566	$18,664
Deemed distributions are defaulted and unpaid notes receivable from participants.
The following is a reconciliation of changes in net assets available for benefits as presented in these financial statements to the changes presented in Form 5500 (as expected to be filed for 2018 and as filed for 2017):

	Years Ended December 31,
in thousands	2018	2017
(Decrease) Increase in net assets available for benefits	$(5)	$267
Deemed distributions	(140)	(20)
Participant withdrawals payable	73	(72)
Adjustment from contract value to fair value for Plan's interest in Master Trust for fully benefit-responsive investment contracts	(26)	(8)
Net (loss) income - Schedule H, Part II, Line k of Form 5500	$(98)	$167

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2018

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if late participant loan repayments are included ☒	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
$53,432	—	—	53,432	—
See accompanying report of independent registered public accounting firm.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018

in thousands
Identity of Issue, Borrower, Lessor, or Similar Party		Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Plan's interest in Master Trust		$16,921
*	Notes receivable from participants	Notes with interest rates generally ranging from 4.25% to 9.25% and maturity dates through January 19, 2023	1,859
			$18,780
*Indicates party-in-interest included in Master Trust.
See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Home Depot FutureBuilder for Puerto Rico

Date:	July 1, 2019	By:	/s/ Scott C. Bomar
Scott C. Bomar
Member of The Home Depot
FutureBuilder for Puerto Rico
Administrative Committee

Date:	July 1, 2019	By:	/s/ Scott Smith
Scott Smith
Member of The Home Depot
FutureBuilder for Puerto Rico
Administrative Committee